Ex-10.5

                                 EMPLOYMENT AGREEMENT
                                 --------------------
                     (Including Amendments to Reflect 2001 Bank
                       Charter Change and March 2002 extension)

     This Agreement is made this 26th of March, 2002, amending the January 24, 2001 agreement as amended November 27, 2001, by and between CASCADE BANK, a State Chartered Banking Institution (hereafter "Cascade" or "Employer") and CAROL KOBUKE NELSON (hereafter called "Employee"). The effective date of this Agreement will be the 19th day of February, 2001 ("Effective Date"). Employer and Employee are sometimes collectively referred to herein as the "Parties."

     W I T N E S S E T H:

     WHEREAS, Employer's Directors desire to employ Employee as its President and Chief Executive Officer pursuant to the terms and conditions of this Agreement; and

     WHEREAS, Employee desires to become and remain employed by Employer pursuant to the terms and conditions of this Agreement;

     NOW, THEREFORE, for and in consideration of the mutual promises hereafter set forth, the sufficiency of which is acknowledged, the Parties agree as follows:

     1. Employment Duties. Employer hereby agrees to employ Employee and Employee hereby agrees to be and remain employed as the President and Chief Executive Officer of Cascade Bank under the terms and conditions hereinafter set forth. Employee shall fully and faithfully perform all the customary and usual duties and responsibilities of President and Chief Executive Officer of a State Chartered, multi-branch financial institution and such additional duties and responsibilities as may reasonably be delegated and/or directed by Employer's Board of Directors. Included in Employee's Board delegated duties shall be the responsibility for all personnel decisions except internal audit. The Board of Directors in the exercise of their fiduciary duty shall be ultimately responsible for all personnel decisions. In addition, for the consideration herein provided, Employee shall fully and faithfully perform all of the customary and usual duties and responsibilities of the President and Chief Operating Officer of Cascade Financial Corporation, the sole shareholder of Cascade Bank, and such additional duties and responsibilities as may be delegated and/or directed by the Board of Directors of Cascade Financial Corporation.

     Subject to any required approval by the Shareholder(s) of Cascade Bank and/or Cascade Financial Corporation, as the case may be the Board of Directors of Cascade Bank and Cascade Financial Corporation shall appoint or nominate and recommend Employee for election as a member of their respective Boards of Directors and, if so appointed or elected, Employee shall serve in that capacity until the end of the term or until her removal therefrom.

     2. Term of Employment. The term of this Agreement shall be three (3) years, from the Effective Date. The Board of Directors shall annually consider whether or not to extend this Agreement for an additional year (to provide a rolling three-year term). The decision of Employer's Board of Directors regarding any annual extension of this Agreement and the compensation and bonus to be paid during such extension shall remain within the sole and absolute discretion of said Board, provided the Board of Directors may consider, among other things, the following performance criteria: Employer's profitability; Safety and Soundness examination CAMELS ratings; Compliance examination ratings; Regulatory capital requirements for a well-capitalized institution; Managing existing capital to maximize return on equity; and Maintaining sufficient capital to achieve business goals. This Agreement may be terminated prior to the expiration of its term or any extension thereof as hereafter provided.

     3. Compensation and Bonuses. Upon execution and delivery of this Agreement by Employee, Employer shall initially pay to Employee a signing bonus in the gross amount of Fifty Thousand Dollars ($50,000.00).

          Employer shall pay Employee an annual base salary of Two Hundred housand Dollars ($200,000.00), payable in equal installments, not less than monthly during the term of her employment, together with bonuses to be determined as follows:

          (a) For the fiscal year ending June 30, 2001 a bonus of Thirty Thousand Dollars ($30,000.00) at the first pay period in July, 2001;

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          (b)   For the period beginning July 1, 2001 and ending June 30, 2002, a bonus equal to the greater of One Hundred Thousand Dollars ($100,000.00); or seven and one-half percent (7 1/2%) of the amount, if any, by which the net profit before taxes (exclusive of all extraordinary gains and losses) ("NPBT") (calculated after deducting bonuses of all employees) for said fiscal year exceeds the NPBT for the said one year period ending June 30, 2001; provided, however, Employer shall advance to Employee a portion of said bonus in the sum of Twenty-Five Thousand Dollars ($25,000.00) per quarter for the first three quarters of the fiscal year and the balance immediately following receipt of the financial statements acceptable to the Compensation and Personnel
Committee; and

          (c) For the six months beginning July 1, 2002 and ending December 31, 2002, a bonus equal to the greater of Fifty Thousand Dollars ($50,000.00); or one and one-half percent (1 1/2%) of the NPBT (calculated after deducting bonuses of all employees) for the period of July 1, 2002 through December 31, 2002; provided however Employer shall advance to Employee a portion of said bonus in the sum of Twenty-Five Thousand Dollars ($25,000.00) per quarter for each of quarter of said six month period, and the balance paid immediately following receipt of the audited financial statements.

          (d) For calendar year 2003 a bonus equal to the greater of Fifty Thousand Dollars ($50,000.00); or one and one-half percent (1 1/2%) of the NPBT (calculated after deducting bonuses of all employees) for said fiscal year ending December 31, 2003; provided however Employer shall advance to Employee a portion of said bonus in the sum of Twenty-Five Thousand Dollars ($25,000.00) per quarter for each of the first three quarters of said fiscal year, and the balance paid immediately following receipt of the audited financial statements. Provided further, if Employee has received advance payments that exceed the total bonus earned hereunder, Employee shall immediately repay to Employer the amount of the excess.

          (e) Pursuant to the Board's March 5, 2002 decision to extend this contract through December 31, 2004, total compensation for fiscal year 2004 (January 1, 2004 through December 31, 2004) shall be equal to three and one-half percent (3 1/2%) of the NPBT (calculated after deducting bonuses of all employees). The bonus payment for that period shall be three and one-half percent (3 1/2%) of the NPBT (calculated after deducting bonuses of all employees) less the amount paid to employee as base salary during said fiscal year; provided however Employer shall advance to Employee a portion of said bonus in the sum of Twenty-Five Thousand Dollars ($25,000.00) per quarter for each of the first three quarters of said fiscal year, and the balance paid immediately following receipt of the audited financial statements. Provided further, if Employee has received advance payments that exceed the total bonus earned hereunder, Employee shall immediately repay to Employer the amount of the excess. The employee shall not repay any amount paid as base salary during said fiscal year regardless of NPBT results. The currently paid base salary for that period shall be deemed the employee's minimum compensation during 2004.

          Employer's Board of Directors shall annually review Employee's base salary. All compensation paid shall be subject to deduction for required Social Security, Federal Income Tax withholding and other mandated deductions.

     4. Stock Options. Employer herewith grants to Employee this 24th day of January, 2001, contemporaneously with the execution and delivery of this Agreement, the option to acquire One Hundred Thousand (100,000) shares of capital stock in Cascade Financial Corporation in accordance with the terms and conditions of its 1997 Stock Option Plan as set forth below:. Employee's options shall vest in accordance with the terms and provisions of said Stock Option Plan. Employee will be eligible for annual grants of additional option shares based on performance. In the event of a "Change in Control" (as defined in said Stock Option Plan), all options that have been granted to Employee shall automatically vest.

          The foregoing Option shall be divided into two parts as follows:

          (a) Incentive Stock Option. Of the One Hundred Thousand (100,000) option shares, 65,573 shares shall be Incentive Stock Option shares as defined in said Stock Option Plan; and

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          (b)   Non-Qualified Stock Options Shares.  Of the One Hundred Thousand
(100,000) option shares, the remainder (34,427 shares), after deducting the Incentive Stock Option shares granted pursuant to subparagraph 4(a) above, shall be granted to Employee in her capacity as a Director as a "Director Option" and Non-Qualified Stock Option as defined in said Stock Option Plan.

     5. Employee Benefits. Employee shall be entitled to the following paid benefits:

          (a) A contribution to a 401(k) plan acceptable to Cascade Bank at a rate equivalent to the offering to similar employees, subject to the same terms and conditions as similar employees, and subject to maximums as allowed by federal law. Terms of this Agreement are subject to the provisions of the formal Plan Document and subject to vesting provisions of the current plan;

          (b)   An allowance of Twenty-Five (25) vacation days per year.

          (c) Health insurance under a plan selected by Cascade Bank, for single, individual coverage;

          (d) Dental insurance under a plan selected by Cascade Bank, for single, individual coverage;

          (e) Life insurance in the amount of the approved benefit offering of the applicable year; provided Employee shall have the option to pay additional premiums for increased coverage;

          (f) Voluntary participation (paid by Employee), as eligible, in all approved benefit offerings of the applicable year, subject to the terms of formal Plan Documents; and

          (g) Voluntary participation (paid by Employee), as eligible, in all approved disability insurance offerings selected by Cascade Bank in its sole discretion.

     6. Business Expenses. Cascade Bank will pay or reimburse Employee for reasonable and necessary business expenses incurred by Employee, which are directly related to the performance of her duties of employment, including travel, professional memberships and professional development, subject to documentation by Employee and approval by Cascade Bank's Board of Directors or its Chairperson. Employer will pay Employee's current club monthly membership dues at the Everett Golf and Country Club.

     7. No Conflicts of Interests/Confidentiality. Employee shall devote full-time and attention to Employer's business, shall fully and faithfully abide by Employer's conflict of interest and code of ethics policies and directives and shall maintain the confidentiality of the Employer's confidential and/or proprietary information possessed by, accessible or known to Employee. To the extent that such activities do not interfere with her duties under Section 1 of this Agreement, Employee may participate in other businesses as a passive investor, but (a) Employee may not actively participate in the operation or management of those businesses, and (b) Employee may not, without Employer's prior written consent, make or maintain any investment in a business with which Employer has now or in the future a competitive or commercial relationship. Irrespective of anything hereinabove set forth, Employee may not, without Employer's prior written consent, engage in any activity or have an ownership interest in any entity that creates a conflict of interest with Employer.

     8.   Federal Regulatory Provisions.

          (a) If Employee is suspended and/or temporarily prohibited from participating in the conduct of the bank's affairs by a notice served under section 8 (e)(3) or (g)(1) of Federal Deposit Insurance Act (12 U.S.C. 1818
(e)(3) and (g)(1)) the Employer's obligations under the contract shall be suspended as of the date of service unless stayed by appropriate proceedings. If the charges in the notice are dismissed, Employer may in its discretion
(i) pay the Employee all or part of the compensation withheld while its contract obligations were suspended, and (ii) reinstate (in whole or in part) any of its obligations which were suspended.

          (b) If Employee is removed and/or permanently prohibited from participating in the conduct of the Employer's affairs by an order issued under section 8 (e)(4) or (g)(1) of the U.S.C. 1818 (e)(4) or (g)(1)), all obligations of Employer under the contract shall terminate as of the effective date of the order, but vested rights of the contracting Parties shall not be affected.

          (c) If Cascade Bank is in default (as defined in section 3(x)(1) of the Federal Deposit Insurance Act), all obligations under the contract shall terminate as of the date of default, but this paragraph (d) shall not affect any vested rights of the contracting parties.

          (d) All obligations under this Agreement shall be terminated, except to the extent determined that continuation of the contract is necessary to the continued operation of Cascade Bank:

          (i) By the Director of the Federal Deposit Insurance Corporation ("Director") or his or her designee, at the time the Federal Deposit Insurance Corporation enters into an agreement to provide assistance to or on behalf of Cascade Bank under the authority contained in 13(c) of the Federal Deposit Insurance Act; or

         (ii) By the Director or his or her designee, at the time the Director or his or her designee approves a supervisory merger to resolve problems related to operation of Cascade Bank or when Cascade Bank is determined by the Director to be in an unsafe or unsound condition.

     9.   Termination/Severance.

          (a) In the event (i) Employer terminates this Agreement prior to the expiration of its term or any extension thereof, other than termination for Cause (as defined in Section 9(c) below), or (ii) Employee terminates this Agreement with Good Reason (as defined in Section (d) below), Employee shall immediately receive the annual compensation and bonuses provided for in Section 3 of this Agreement for the balance of the term of this Agreement, or two times the amount of her then current year base salary and bonus whichever is greater; provided, however, the extent that said severance benefit or pay constitutes a "golden parachute payment" or a "prohibited indemnification payment" as defined in 12 USC 1828 (k), said payment shall be made only to the extent permitted under such regulations; provided, further, Employer shall seek all required approvals and/or consents to permit payment of said severance benefit to the maximum extent.

                Notwithstanding the foregoing, to the extent that any portion of said severance benefit or pay constitutes an "excess parachute payment" under 280G of the United States Internal Revenue Code, said severance benefit or pay shall be reduced by the amount of the tax deduction disallowed to Employer as a result of such excess parachute payment.

          (b) Employer's Board of Directors may terminate Employee's employment at any time, but any termination by the Employer's Board of Directors other than termination for Cause, shall not prejudice Employee's right to compensation or other benefits under the contract. The Employee shall have no right to receive compensation or other benefits for any period after termination for Cause.

          (c) "Cause" means any one or more of the following: termination because of Employee's personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, insubordination, willful violation of any law, rule, or regulation (other than traffic violations or similar offenses) or final cease-and-desist order, or material breach of any provision of this Agreement.

          (d)   "Good Reason" means any one or more of the following:
Reduction of the base salary or an alteration of the bonus formulas set forth in Section 3 of this Agreement during the term of this Agreement without Employee's consent; the assignment of Employee without her consent of any duties materially inconsistent with Employee's position as of the date of this Agreement; or a relocation or transfer of Employee's principal place of employment that would require Employee to commute on a regular basis more than 40 miles each way from the Employer's main office as of the date of this Agreement; during the period within three (3) years following a "change in control" (as defined in Section 10 below), any change by the Employer in the exact title and/or responsibilities of the Employee.

          (e) In the event Employee voluntarily terminates her employment prior to expiration of the initial term of this Agreement, to enable her to enter into any business or arrangement with another person or entity in competition with Cascade Bank or Cascade Financial Corporation whether as an employee, owner, partner, joint venturer, or otherwise, Employee shall immediately pay to Employer as liquidated damages, the sum of One Hundred Thousand Dollars ($100,000.00) and Employer shall have the right to offset said liquidated damages against any amount otherwise owing to Employee by Employer at the time of such termination. Additionally, Employee agrees not to actively solicit or offer jobs on behalf of herself or any competing person or entity to any employees of Cascade Bank or Cascade Financial Corporation. The parties agree that Cascade Bank and Cascade Financial Corporation would be substantially damaged in the event Employee terminated her employment prior to the expiration of this Agreement and that said damages are and would be extremely difficult if not impossible to calculate and that the foregoing liquidated damage provision is a reasonable estimate of the amount of such damages.

     10. Change in Control. If, at any time within three (3) years after a change in control (as defined below) of Cascade Bank or Cascade Financial Corporation, the Employee is terminated without Cause or Employee terminates for good reason, the Employee shall receive severance benefit/pay as follows:
(i) if the termination is within 12 months after the change in control, the severance benefit/pay will be three times the Employee's annual compensation and bonus for the prior year paid pursuant to Section 3, otherwise; (ii) if the termination occurs more than 12 months after the change in control, the severance benefit/pay will be as provided in Section 9(a) above.

     Except in the event Employee is terminated by Employer, the severance benefit/pay provided for in this section 10, shall not be payable under either of the following circumstances: Employee fails to remain employed and fully and faithfully carry out and discharge her duties and responsibilities including duties and responsibilities assigned in connection with any change of control transaction(s) until thirty (30) days following the closing of such change of control transaction(s) or until relieved of said duties and responsibilities by Employer's Board of Directors, whichever occurs first; or a change of control is effectuated through a transaction or combination of transactions while Cascade Bank and/or Cascade Financial Corporation is financially distressed and/or said transactions are undertaken pursuant to regulatory mandate, or with regulatory assistance.

     For purposes of this Section 10, for a period of one (1) year following any change in control, any change in the exact title and/or responsibilities of Employee will be deemed an involuntary termination of Employee without cause.

     For purposes of this Agreement, a "change in control" shall mean:

(a) An event of a nature that would be required to be reported in response to Item 1(a) of the current report on Form 8-K, as in effect on the date hereof, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");

     (b) Any "person," as such term is used in Sections 13(d) and 14(d) of the Exchange Act, other than Cascade Financial Corporation or any subsidiary or subsidiaries of Cascade Financial Corporation that are part of the affiliated group (as defined in Section 1504 of the Internal Revenue Code of 1986, as amended, without regard to subsection (b) thereof), is or becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) directly or indirectly of securities of Cascade Bank or Cascade Financial Corporation representing 25% or more of the combined voting power of Cascade Bank's or Cascade Financial Corporation's outstanding securities;

     (c) Individuals who are members of the Board of Directors of Cascade Financial Corporation (the "Board") on the Commencement Date (the "Incumbent Board") cease for any reason to constitute at least a majority thereof, provided that any person becoming a director subsequent to the Commencement Date whose election was approved by a vote of at least three-quarters of the directors comprising the Incumbent Board or whose nomination for election by Cascade Financial Corporation's stockholders was approved by the nominating committee serving under an Incumbent Board or who was appointed as a result of a change at the direction of the Federal Reserve Board or the Federal Deposit Insurance Corporation ("FDIC"), shall be considered a member of the Incumbent Board;

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     (d)   The stockholders of Cascade Financial Corporation approve a merger, consolidation or acquisition of Cascade Financial Corporation or Cascade Bank, with or by any other corporation or entity, other than (1) a merger, consolidation or acquisition which would result in the voting securities of Cascade Financial Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of Cascade Financial Corporation or such surviving entity outstanding immediately after such merger or consolidation or (2) a merger or consolidation effected to implement a recapitalization of Cascade Financial Corporation or Cascade Bank (or similar transaction) in which no person (as hereinabove defined) acquires more than 25% of the combined voting power of Cascade Financial Corporation's then outstanding securities; or

     (e) The stockholders of Cascade Financial Corporation approve a plan of complete liquidation of Cascade Financial Corporation or Cascade Bank or an agreement for the sale or disposition by Cascade Financial Corporation of all or substantially all of Cascade Financial Corporation's or Cascade Bank's assets (or any transaction having a similar effect); provided that the term "Change o Control" shall not include an acquisition of securities by an employee benefit plan of Cascade Bank or Cascade Financial Corporation or a change in the composition of the Board at the direction of the Federal Reserve Board or the FDIC.

     11. Independent Legal Counsel. Employee acknowledges that she has had the opportunity to review and consult with her own personal legal counsel regarding this Agreement.

     12. Arbitration. Any dispute or controversy arising under or in connection with this Agreement shall be resolve exclusively by binding arbitration in accordance with the Commercial Rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator's award in any court having jurisdiction.

     13. Governing Law. This Agreement shall be governed by the law of the State of Washington and shall be subject to applicable federal laws and regulations.

     14. Entire Agreement. This instrument contains the entire agreement of the Parties hereto. The Parties intend that the terms of this Agreement shall be the final expression of their Agreement with respect to the subject matter hereof and may not be contradicted by evidence of any prior or contemporaneous agreement or understanding. The Parties further intend that this Agreement shall constitute the complete and exclusive statement of its terms and that no extrinsic evidence whatsoever may be introduced in any judicial, administrative, arbitral, or other legal proceeding involving this Agreement. This Agreement may not be changed orally, but may only be changed by an Agreement in writing, proved by the Employer's Board of Directors and the Employee executed and delivered by their duly authorized representatives. The provisions of this Agreement are severable; the invalidity of any provision will not affect the validity of other provisions of this Agreement.

     IN WITNESS WHEREOF, Employer has caused this Agreement to be executed by its duly authorized Board Representative and Employee has signed this Agreement.

EMPLOYER                                   EMPLOYEE

CASCADE BANK


By:
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    Frank M. McCord                        Carol Kobuke Nelson


Its:
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